SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03783C100

(CUSIP Number)

Oberndorf Enterprises LLC

615 Front Street

San Francisco, California 94111

(415) 500-6900

with a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 565,183 (1)
	8	SHARED VOTING POWER 1,318,685 (2)
	9	SOLE DISPOSITIVE POWER 565,183 (1)
	10	SHARED DISPOSITIVE POWER 1,318,685 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,883,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON (IN)

(1)	Of these shares, 506,171 shares are held in William E. Oberndorf’s Individual Retirement Account, which is self-directed, 45,900 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as trustee for the Peter Oberndorf Irrevocable Trust, dated 6/30/89, and 13,112 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as trustee for the William E. Oberndorf Irrevocable Trust, dated 6/30/89.
(2)	Of these shares, 1,135,567 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as the sole controlling person of Oberndorf Investments LLC, 182,788 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as a controlling person of the Bill & Susan Oberndorf Foundation and 330 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Caroline G. Oberndorf.

Page 3 of 13 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON Bill & Susan Oberndorf Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 182,788 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 182,788 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (CO)

(1)	Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.

Page 4 of 13 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON Oberndorf Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,567
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,567
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (OO)

(1)	Power is exercised through William E. Oberndorf as the sole member of the manager of Oberndorf Investments LLC.

Page 5 of 13 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON Peter C. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,100(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,100(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14	TYPE OF REPORTING PERSON (IN)

(1)	These shares are held in Peter C. Oberndorf’s Individual Retirement Account, which is self-directed.
**	Denotes less than.

Page 6 of 13 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON Peter Oberndorf Irrevocable Trust, dated 6/30/89
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,900(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,900(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (OO)

(1)	Power is executed through its sole trustee, William E. Oberndorf.

Page 7 of 13 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON Caroline G. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 330(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 330(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14	TYPE OF REPORTING PERSON (IN)

(1)	William E. Oberndorf is an authorized signatory for the account of Caroline G. Oberndorf.
**	Denotes less than.

Page 8 of 13 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON William E. Oberndorf Irrevocable Trust, dated 6/30/89
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,112(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,112(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (OO)

(1)	Power is executed through its trustee, William E. Oberndorf.

Page 9 of 13 pages

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 16, 2015 (the “Statement”) as filed by William E. Oberndorf (“WEO”), the Bill & Susan Oberndorf Foundation, a California corporation (“Oberndorf Foundation”), Oberndorf Investments LLC, a Delaware limited liability company (“OBI”), Peter C. Oberndorf (“PCO”) and the Peter Oberndorf Irrevocable Trust, dated 6/30/89 (“PCO Trust”), related to the Class A common stock (the “Shares”) of AppFolio, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are AppFolio, Inc., 50 Castilian Drive, Goleta, CA 93117.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The undersigned hereby file this Statement on behalf of WEO, Oberndorf Foundation, OBI, PCO, PCO Trust, Caroline G. Oberndorf (“CGO”) and the William E. Oberndorf Irrevocable Trust, dated 6/30/89 (“Oberndorf Irrevocable Trust”). WEO, Oberndorf Foundation, OBI, PCO, PCO Trust, CGO and Oberndorf Irrevocable Trust are sometimes hereinafter referred to as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Item 2(b) – (c) is hereby amended and supplemented by adding the following paragraph at the end thereof:

(b) - (c)

CGO

CGO’s address is 615 Front Street, San Francisco, California 94111. CGO is retired.

Oberndorf Irrevocable Trust

Oberndorf Irrevocable Trust is a trust, established for the benefit of WEO’s son, William E. Oberndorf. WEO is the trustee of Oberndorf Irrevocable Trust. The principal business address of Oberndorf Irrevocable Trust, which also serves as its principal office, is 615 Front Street, San Francisco, California 94111. Pursuant to Instruction C to Schedule 13D of the Exchange Act, certain information with respect to WEO is set forth above.

Page 10 of 13 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
William E. Oberndorf	Personal Funds (1)	$	6,378,842.66
Bill & Susan Oberndorf Foundation	Working Capital	$	2,321,848.03
Oberndorf Investments LLC	Working Capital	$	16,697,012.93
Peter C. Oberndorf	Personal Funds (1)	$	49,200.00
Peter Oberndorf Irrevocable Trust, dated 6/30/89	Personal Funds (1)	$	550,800.00
CGO	Personal Funds (1)	$	4,619.18
Oberndorf Irrevocable Trust	Personal Funds (1)	$	183,535.22

(1)	As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting Shares.

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 7,821,666 total outstanding Shares as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

WEO

WEO owns 506,171 shares directly, and because of his positions as a director of Oberndorf Foundation, sole member of the manager of OBI, sole trustee of PCO Trust, trustee of Oberndorf Irrevocable Trust, and authorized signatory for the account of CGO, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,883,868 Shares in the aggregate, which constitute approximately 24.1% of the outstanding Shares.

Oberndorf Foundation

The aggregate number of Shares that Oberndorf Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 182,788 Shares, which constitute approximately 2.3% of the outstanding Shares.

OBI

The aggregate number of Shares that OBI owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,135,567 Shares, which constitute approximately 14.5% of the outstanding Shares.

Page 11 of 13 pages

PCO

The aggregate number of Shares that PCO owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,100 Shares, which constitute less than 0.1% of the outstanding Shares.

PCO Trust

The aggregate number of Shares that PCO Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 45,900 Shares, which constitute approximately 0.6% of the outstanding Shares.

CGO

The aggregate number of Shares that CGO owns beneficially, pursuant to Rule 13d-3 of the Act, is 330 Shares, which constitutes less than 0.1% of the outstanding Shares.

Oberndorf Irrevocable Trust

The aggregate number of Shares that Oberndorf Irrevocable Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,112 Shares, which constitutes approximately 0.2% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b) WEO

WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 565,183 Shares in the aggregate, including because of his position as sole trustee of PCO Trust and trustee of Oberndorf Irrevocable Trust, and because of his positions as a director of Oberndorf Foundation, sole member of the manager of OBI, and authorized signatory for the account of CGO, WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,318,685 Shares in the aggregate.

Oberndorf Foundation

Acting through its two directors, Oberndorf Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 182,788 Shares.

OBI

Acting through the sole member of its manager, OBI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,135,567 Shares.

PCO

PCO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,100 Shares.

PCO Trust

Acting through its sole trustee, PCO Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 45,900 Shares.

Page 12 of 13 pages

CGO

CGO has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 330 Shares.

Oberndorf Irrevocable Trust

Acting through its trustee, Oberndorf Irrevocable Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,112 Shares.

(c) Within the past 60 days of the date of this statement, Reporting Persons acquired Shares as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1(k)
Exhibit B:	Power of Attorney

Page 13 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2016

/s/ Gary Scheier
Signature

Gary Scheier
Attorney-in-fact for:

William E. Oberndorf (1)
Bill & Susan Oberndorf Foundation (1)
Oberndorf Investments LLC (1)
Peter C. Oberndorf (1)
Peter Oberndorf Irrevocable Trust, dated 6/30/89 (1) Caroline G. Oberndorf (2) William E. Oberndorf Irrevocable Trust, dated 6/30/89 (2)

(1)    A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity was previously filed.

(2)    A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity is filed as Exhibit B.

SCHEDULE I

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share ($)	Where/How Transaction Effected
Caroline G. Oberndorf	1/5/16	Buy	330	13.9975	Open Market/Broker
William E. Oberndorf Irrevocable Trust, dated 6/30/89	1/5/16	Buy	13,112	13.9975	Open Market/Broker

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney